Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northcore reports fourth quarter and year-end 2009 results

     TORONTO, March 31 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today its financial results for the fourth quarter and fiscal year ended
December 31, 2009. All figures are in Canadian dollars.
     Northcore reported revenues of $179,000 for the quarter, a decrease of 16 percent from the $213,000 generated in the third quarter of 2009. In the same period of 2008, Northcore generated revenues of $177,000. For the year ended
December 31, 2009, Northcore reported revenues of $759,000, an increase of two percent from the $741,000 generated in 2008.
     Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.
     Northcore reported a loss for the fourth quarter of $607,000 or $nil per share, basic and diluted. This compares to a loss of $610,000 or $nil per share, basic and diluted in the third quarter of 2009. In the same period of
2008, Northcore reported a loss of $552,000 or $0.01 per share basic and diluted. Northcore's loss for the year ended December 31, 2009 was $2,409,000 or $0.02 per share, as compared to a loss of $2,355,000 or $0.02 per share in
2008.
     As at December 31, 2009, Northcore held cash of $226,000 and accounts receivable of approximately $253,000.

     <<
     Northcore experienced a number of operating achievements during the quarter, notably:

     -   Entered into an agreement with NACCO Materials Handling Group (NMHG), to create a holistic remarketing platform to connect qualified buyers with used lift truck inventory from a North American network of authorized Hyster and Yale dealers;
     -   Succeeded beyond client expectations with the industry-leading corporate aircraft remarketing site at www.GEcapital.com/aircraft;
     -   Delivered a prototype for Home Hardware Stores Limited, to provide an intranet for Home Hardware Dealers across Canada to more efficiently source assets for their business needs;
     -   Completed a series of debt to equity conversions resulting in full conversions of the original principal amounts of the Series I, J, K and M secured subordinated notes. As a result of these conversion, the Company's total liabilities have been reduced by 65 percent since the start of the year decreasing from $3,215,000 to $1,121,000 at year end; and
     -   Raised equity proceeds of $112,000 through the exercise of 747,000 compensation options, by issuing 747,000 common shares and 747,000 warrants with an exercise price of $0.20.
     >>

     Subsequent to the year ended December 31, 2009, Series L note holders have converted a further $145,000 of debentures and exercised a total of
950,000 common share purchase warrants for total proceeds of $143,000. As a result of this transaction, the Company issued 2,400,000 common shares, comprised of 1,450,000 common shares from the conversion of the Series L notes and 950,000 common shares from the exercising of the associated warrants.

     Outlook

     "At the end of 2009, and continuing in 2010, Northcore has more active sales and marketing activities than at any time in our history," said Duncan
Copeland, CEO of Northcore Technologies. "Our relationship with GE strengthens, our government profile is growing, and we're targeting our
Working Capital Engine(TM) campaign at organizations with capital assets in excess of $1 billion. There are thousands of such organizations worldwide to which we can demonstrate that each Northcore product, operating independently or together, generate working capital. Our reference accounts attest to this, and we see it as an effective message for hard times."
     Northcore will hold a conference call at 10:00 a.m. (Eastern) on
Thursday, April 1, 2010 to discuss its financial results and review operational activities. Investors and followers of Northcore are invited to listen to the call live over the Internet on the Company's website at
northcore.com/events.html.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     <<
                          Northcore Technologies Inc.
                          Consolidated Balance Sheets
                  (expressed in thousands of Canadian dollars)
                          (Canadian GAAP), Unaudited
     -------------------------------------------------------------------------

                                        December 31  December 31  December 31
                                       ---------------------------------------
                                           2009         2009         2008
                                       ---------------------------------------
                                         (in $C)      (in $US)     (in $C)

                                                     translated
                                                     into $US at
                                                     Cdn$ 1.0461
                                                         for
                                                     convenience

     Cash                              $      226    $      216    $      460
     Restricted Cash                   $        -    $        -    $        -
     Other current assets                     288           275           333
     Other assets                             591           565            19
                                       ---------------------------------------
       Total assets                    $    1,105    $    1,056    $      812
                                       ---------------------------------------
                                       ---------------------------------------

     Accounts payable and
      accrued liabilities              $      492    $      470    $      948
     Deferred revenue                          27            26            30
     Current portion of
      long term debts                         156           149         1,507
     Non-current portion of
      long term debts                         446           426           730
     Total shareholders' deficiency           (16)          (15)       (2,403)
                                       ---------------------------------------
       Total liabilities and
        shareholders' deficiency       $    1,105    $    1,056    $      812
                                       ---------------------------------------
                                       ---------------------------------------

                          Northcore Technologies Inc.
          Consolidated Statements of Operations and Comprehensive Loss
     (expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP), Unaudited

                  ------------------------------ -----------------------------
                        Three Months Ended                Year Ended
                  ------------------------------ -----------------------------
                            December 31                   December 31
                  ------------------------------ -----------------------------
                     2009      2009      2008      2009      2009      2008
                     ($C)      ($US)     ($C)      ($C)      ($US)     ($C)
                  ------------------------------ -----------------------------

                            translated                    translated
                           into US$ at                   into US$ at
                           Cdn$ 1.0461                   Cdn$ 1.0461
                               for                           for
                           convenience                   convenience

     Revenue       $    179  $    171  $    177  $    759  $    726  $    741
                  ------------------------------ -----------------------------

     Operating
      expenses
       General and
        administrative  342       327       305     1,269     1,213     1,485
       Customer
        service and
        technology      193       184       171       738       705       689
       Sales and
        marketing        56        54        16       181       173       117
       Employee
        stock
        options          91        87        15       183       175        43
       Depreciation       6         6         7        29        28        33
                  ------------------------------ -----------------------------
         Total
          operating
          expenses      688       658       514     2,400     2,294     2,367
                  ------------------------------ -----------------------------

     Loss from
      operations       (509)     (487)     (337)   (1,641)   (1,568)   (1,626)
                  ------------------------------ -----------------------------

     Interest expense
       Cash interest
        expense          38        36        94       260       248       335
       Accretion of
        secured
        subordinated
        notes            60        57       121       508       486       394
                  ------------------------------ -----------------------------
                         98        93       215       768       734       729
                  ------------------------------ -----------------------------

                  ------------------------------ -----------------------------
     Loss and
      comprehensive
      loss for
      the period   $   (607) $   (580) $   (552) $ (2,409) $ (2,302) $ (2,355)
                  ------------------------------ -----------------------------
                  ------------------------------ -----------------------------

     Loss per share,
      basic and
      diluted      $  (0.00) $  (0.00) $  (0.01) $  (0.02) $  (0.02) $  (0.02)
                  ------------------------------ -----------------------------
                  ------------------------------ -----------------------------

     Weighted
      average
      number of
      shares
      outstanding,
      basic and
      diluted       156,241   156,241   109,407   140,434   140,434   108,861
                  ------------------------------ -----------------------------
                  ------------------------------ -----------------------------
     >>

     %SEDAR: 00019461E %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 17:15e 31-MAR-10